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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Institutional Cash Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 1335

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mason Martin	**415-820-5302**
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One California Street, Suite 1700	**San Francisco**	**CA**	**94111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

CONFIDENTIAL DOCUMENT

OATH OR AFFIRMATION

I, **Mason Martin**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Institutional Cash Distributors, LLC**, as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

State of California
County of ______________________

Subscribed and sworn to before me
this ____ day of _________ 2020

See California Jurat Attached

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.[4]
- ☐ (n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

4 SEC Rule 17a-5(e)(4) states that the Securities Investor Protection Corporation supplemental report should be bound separately

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me

on this 27th day of February, 2020,
Date *Month* *Year*
by
(1) Mason Jeffrey Martin
(and (2) ———),
Name(s) of Signer(s)

TALENE AMADOONI
Notary Public - California
San Francisco County
Commission # 2178004
My Comm. Expires Jan 1, 2021

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ICD Financial Statements **Document Date:** 2/27/20

Number of Pages: 25 **Signer(s) Other Than Named Above:** ———

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Institutional Cash Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2010.]

EISNERAMPER LLP
San Francisco, California
February 26, 2020

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	14,165,443
Commissions receivable		5,924,097
Deposits with clearing brokers		364,655
Restricted cash		24,309
Property and equipment, net		120,948
Goodwill		700,000
Prepaid expenses		144,413
Other assets		29,978
Lease deposits		12,184
Right-of-use lease assets		694,543
Due from affiliates		85,406
Total assets	$	22,265,976
Liabilities and Member's Equity		
Liabilities		
Commissions payable	$	840,279
Accounts payable and accrued expenses		2,494,948
Lease liabilities		776,129
Total liabilities		4,111,356
Member's equity		18,154,620
Total liabilities and member's equity	$	22,265,976

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. Prior to January 1, 2018, the Company was a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company ("Holdings"). Effective January 1, 2018 there was a change of control and restructuring of Holdings which resulted in the transfer of its equity interest in the Company and its other subsidiaries. As part of the restructuring, a series of transactions occurred which included the formation of a new parent company to own the equity interest in the Company. ICD Intermediate Holdco 2, LLC, a Delaware limited liability company (the "Parent") was formed on September 25, 2017 and acquired the interest in the Company effective January 1, 2018. While permitted under U.S. GAAP, the Company has elected not to apply push down accounting for the transaction and amounts presented are at historical cost. As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds and other short term investment trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp ("JPMCC") and MUFG Union Bank (collectively, the "Clearing Brokers") are the Company's custodians who provide custody and/or clearing services.

The Company's primary source of revenue is fee income earned from Clearing Brokers by introducing customers to money funds offered through their brokerage networks and by introducing customers directly to money market fund families.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank which at times may exceed federally insured limits.

Deposits with Clearing Brokers

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2019, the Company had $363,655 on deposit with JPMCC and a $1,000 deposit with MUFG Union Bank.

1. Business and Summary of Significant Accounting Policies (continued)

Commissions Receivable

Commissions receivable represents the net amounts due from the Clearing Brokers and fund companies based upon fee sharing agreements. The Company monitors the credit standing of these organizations as deemed necessary.

Restricted Cash and Letter of Credit

Restricted cash includes a savings deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation of $120,948. Depreciation is computed under the straight-line method using an estimated useful life of three years.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in an acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2019.

Income Taxes

The Company elects to be treated as a single member limited liability company for income tax purposes for all relevant jurisdictions and therefore attributes taxable income and taxes paid, if any, to the member to be included with the member's tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

1. Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2019 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Assets				
Cash	$ 14,165,443	$ 14,165,443		$ 14,165,443
Commissions Receivable	5,924,097		$ 5,924,097	5,924,097
Deposits with clearing brokers	364,655	364,655		364,655
Due from affiliates	85,406		85,406	85,406
Restricted cash	24,309	24,309		24,309
Total	$ 20,563,910	$ 14,554,407	$ 6,009,503	$ 20,563,910
Liabilities				
Commissions payable	$ 840,279		$ 840,279	$ 840,279
Accounts payables and accrued expenses	2,494,948		2,494,948	2,494,948
Total	$ 3,335,227	$ -	$ 3,335,227	$ 3,335,227

Revenue from Contracts with Customers

In accordance with ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue will not occur when the uncertainties with respect to the amount are resolved.

1. Business and Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)

In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company earns revenue from contracts with customer and other sources. The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commissions

The Company earns and receives commissions on a monthly basis from client fund investments held in clearing accounts under the Company's clearing/custody agreements with the Clearing Brokers (Clearing and Custody revenue channels) and investments made directly with fund companies (Direct revenue channel). Clients that are introduced by the Company open accounts with the Clearing Brokers and invest in money market funds offered under such clearing/custody accounts. The money market funds and/or their investment managers pay fee rebates to the Clearing Brokers which they share with the Company.

Direct commission revenue is earned from client fund investments held directly by the money market funds and other issuers of short-term investment products. Clients open accounts directly with the money market funds, with the Company acting as the introducing broker. The money market funds and/or their investment managers pay fee rebates directly to the Company.

Commissions are determined based upon the average daily balances of money market funds invested by clients during a calendar month and the fee rates (basis points) negotiated in the contracts with the Clearing Brokers and direct fund issuers for those fund offerings selected by the client. Commissions earned may vary due to incentives in contracts which may pay based upon increased levels of funds invested by clients.

Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis as reports by the Clearing Brokers or money market funds.

Sponsorships

Sponsorship revenue is earned from financial institutions and money fund issuers who co-sponsor business marketing and development events to introduce customers to their products and to educate customers and sponsors to the benefits of the technology and risk management tools offered by the Company. Revenue is recognized in the year that the events are completed.

Interest

The Company earns interest revenue on its demand and savings deposits held with a commercial bank.

1. Business and Summary of Significant Accounting Policies (continued)

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. The amount of deferred sponsorship revenue was $19,500 and is included in amounts reported as Accounts payable and accrued expenses at December 31, 2019.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized costs at December 31, 2019.

Equity-based compensation

The Company measures the cost of employee services received in exchange for an award of equity instrument based on the grant-date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the awards.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases

On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) related to the accounting for leases. The new guidance requires the recognition of assets and liabilities on the balance sheet to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. The Company adopted the provisions of Topic 842 on January 1, 2019, using the modified retrospective approach and the option presented under ASU 2018-11 to transition only active leases as of January 1, 2019.

1. Business and Summary of Significant Accounting Policies (continued)

Leases (continued)

Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of $910,771 and $1,012,730, respectively, as of January 1, 2019. The difference between the right-of-use assets and the lease liabilities was recorded to eliminate existing deferred rent balances recorded under Topic 840. The adoption of the new standard did not materially impact the Company's Statement of Operations and had no impact on the Company's Statement of Cash Flows. The Company's current lease arrangements expire through 2022. See Note 5 for further information.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04—Intangibles—Goodwill and Other (Topic 350). ASU 2017- 04 simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual, or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The amendment should be applied on a prospective basis. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this amendment is not expected to have a material impact on the Company's financial statements.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2019. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with money funds. Through indemnification provisions in agreements with Clearing Brokers and funds, customer activities may expose the Company to off-balance sheet credit risk.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk (continued)

Credit Risk (continued)

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3. Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2019, the Company had regulatory net capital, as defined, of $17,043,800, which exceeded the amount required by $16,816,012. The Company's aggregate indebtedness to net capital ratio was 0.20 to 1.

4. Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers. The amount recorded as expense by the Company in 2019 under the terms of the contract was $600,000 and this amount is included in Information technology, telephone and market data expense. As of December 31, 2019, no amounts were due to this affiliate for technology costs.

As part of its benefit costs, the Company provides funding for monthly contributions to employee health savings accounts. Amounts funded on behalf of its technology affiliate are reimbursed after the day that funding occurs for their employees. In addition, the Company advances amounts for certain administrative costs to be reimbursed by its affiliates. At December 31, 2019, an amount of $9,903 was due from its technology affiliate, which was repaid on January 30, 2020.

During 2019, 21 fund companies paid direct commission revenue to an affiliate broker dealer of the Parent located in the United Kingdom. Due from affiliate includes the uncollected portion of such direct commission revenue receivables from such affiliate. In addition, certain administrative costs were incurred by the Company on behalf of the Parent. At December 31, 2019, the amount due from Parent was $75,503 which was repaid on January 30, 2020.

5. Leases

The Company's lease agreements primarily cover office facilities and expire at various dates. The Company's leases are predominantly operating leases, which are included in right-of-use assets and lease liabilities on the Company's Statement of Financial Condition. The Company's current lease arrangements expire through 2022, some of which include options to extend or terminate the lease. The Company in general is reasonably certain to exercise options to renew the leases, and therefore renewal and termination options are considered in the lease term for the right-of-use asset and lease liabilities balances.

5. Leases (continued)

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments are excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. Our lease agreements generally do not provide a readily determinable implicit rate nor is it available to us from our lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the Statement of Financial Condition. The Company recognizes lease expense for these leases as lease costs are incurred.

The Company leases its San Francisco, California, corporate headquarters under a non-cancelable operating lease which expires September 30, 2022, and two regional offices in Cohasset, Massachusetts, and Palos Verdes Estates, California, under non-cancelable operating leases which expire on February 28, 2021 and October 14, 2020, respectively.

The following table summarizes the Company's scheduled future minimum lease payments under operating leases, recorded on the Statement of Financial Condition as of December 31, 2019:

2020	$	306,816
2021		308,419
2022		241,602
Total undiscounted lease payments		856,837
Less imputed interest		(80,708)
Total lease liabilities	$	776,129

As of December 31, 2019, the Company's weighted average remaining lease term and weighted average discount rate are 2.76 years and 7.02%, respectively.

Occupancy expenses under these leases for the year ended December 31, 2019 totaled $355,350.

6. Retirement Savings Plan

The Company participates in a 401(k) retirement savings plan (the "Plan") sponsored by Holdings under which employees of the Company may defer a portion of their eligible earnings as defined by the Plan, subject to certain statutory limits. Under the Plan, the Company can elect to provide a profit sharing contribution at its discretion. For the year ended December 31, 2019, no profit sharing contributions were made.

7. Equity-based compensation

The Company measures the cost of employee services received in exchange for awards of Class P Units. The Company recognizes compensation costs resulting from the issuance of equity-based awards with time-based service conditions to its employees as an expense in the statement of operations over the service period based on a measurement of fair value for each equity-based award. The fair value of each award is estimated as of the date of grant using the Black-Scholes option-pricing model. The fair value of the equity rights expected to vest (total options less estimated forfeitures) is amortized as compensation cost on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. The Company also issues equity-based awards with performance-based conditions. The Company recognizes compensation cost for awards with performance conditions if and when the company concludes that it is probable that the performance condition will be achieved.

The cost is recognized as compensation expense for time-based awards over the service period, which would normally be the vesting period of the P units. During the year ended December 31, 2019, the Holdings Company granted 30,834 P Units to its employees. Based upon an independent valuation by a third-party consultant, the fair value of the P Units issued at the date of grant after consideration of lack of marketability and restrictions on vesting was $367,657.

During the year ended December 31, 2019, total equity compensation expense of $874,624 was recorded by the Holdings Company of which $350,204 was allocated to the Company and is included in the accompanying statement of operations.

As of December 31, 2019, the remaining cost for P Units in the Holdings Company to be amortized over the remaining estimated vesting period totaled $876,282. The Company's share of the cost for P Units which will be amortized over the remaining estimated vesting period totaled $360,357.

Under the terms of the Unit Grant Agreement, twenty percent (20%) of the P Units that are subject to time-based service conditions vest on the first anniversary of the date of grant (the "Initial Vesting Date"), while the remaining eighty percent (80%) of such time-based P Units vest monthly over the remaining four-year period commencing on the Initial Vesting Date. Unvested rights for a participant are forfeited if the participant does not remain continuously employed by the Company. During the year ended December 31, 2019, the Company's estimated forfeiture rate was 8%.